

December 17, 2018

Daemon P. Repp
Director of Finance
Pope Resources , A Delaware Limited Partnership
11950 Seventh Ave NE
Suite 200
Poulsbo, WA 98370

> **Re: Pope Resources , A Delaware Limited Partnership**
> **Form 10-K for the Year Ended December 31, 2017**
> **Filed March 2, 2018**
> **File No. 001-09035**

Dear Mr. Repp:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Item 6. Selected Financial Data, page 26

1.   We note your presentation of various measures (e.g., revenue, operating income and harvest volume) on a look-through basis. On page 4, you indicate this represents the combination of the Partnership's tree farms and its 20%, 5%, and 15% ownership interest in Fund II, Fund II, and Fund IV, respectively. On page 27, you indicate the depiction reflects an adjustment to the GAAP financial items. The measures presented on a look-through basis appear to represent non-GAAP measures as defined by and subject to the provisions of Regulation G and Item 10(e) of Regulation S-K.

Further, we note that the Funds are considered to be variable interest entities for which the Partnership is the primary beneficiary. Considering that the Funds are consolidated into the Partnership's financial statements as the Partnership has the authority to direct the activities that most significantly impact the economic performance, as well as the right to receive benefits and obligation to absorb losses that could potentially be significant to the Partnership, presenting non-GAAP measures on an other than consolidated basis could violate Rule 100(b) of Regulation G. Please refer to Question 100.04 of the SEC's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures and tell us how you have considered this guidance.

This comment is also applicable to the extent these measures are presented in your earnings releases filed on Form 8-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Melissa Raminpour at 202-551-3379 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure